EF Hutton LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

February 15, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-276760)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the sole underwriter of the proposed public offering of securities of SMX (Security Matters) Public Limited Company (the “Registrant”), hereby join the Registrant’s request that the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-276760) be accelerated so that it will be declared effective on Thursday, February 15, 2024 at 4:30 p.m., Eastern Time, or as soon thereafter as possible.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EF Hutton LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal